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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GAMING PARTNERS INTERNATIONAL CORPORATION

NEVADA	0-23588	88-0310433
(State or other jurisdiction	(Commission File #)	(IRS Employer ID No)
Of incorporation or organization)

1700 INDUSTRIAL ROAD	89102
(Address of principal executive offices)	(Zip Code)

Alison Curtis, Group Controller, 702-598-2426

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014 .

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

(b)	Conflict Minerals Disclosure

This Form SD has been prepared by GAMING PARTNERS INTERNATIONAL CORPORATION (herein referred to as “GPIC” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated. GPIC is a manufacturer and distributor of gaming products which are supplied to the casino industry. Our products principally consist of gaming products (i.e. casino currency, playing cards, table layouts, dice, table accessories, and RFID technology) which are supplied to the casino industry.

In [2013], the Company established a [inter-departmental] working group, which developed policies and procedures to determine whether any of the products manufactured or contracted to be manufactured by GPIC included parts, components or products which contained “Conflict Minerals” (columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the product’s generally expected functions, use, purpose or production. The policies and procedures were developed in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2012) (the “Guidance”) for supply chain diligence relating to Conflict Minerals. The working group conducts an annual evaluation to assess the applicability to the Company of Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) relating to the source and chain of custody of necessary Conflict Minerals in its products originating from mines, refiners or smelters in the Democratic Republic of Congo and adjoining countries (the “Covered Countries”) that, directly or indirectly, contribute to or finance militant groups in the region.

We have integrated requirements related to the responsible sourcing of minerals with our Conflict Minerals Policy. Our suppliers are expected to provide the sourcing information to us in accordance with our Conflict Minerals Policy, which is publicly available on our website at www.gpigaming.com. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

For the reporting period ended December 31, 2014, the working group determined that the Company manufactured or contracted to manufacture certain of its products. These products and related components and parts were then reviewed to determine whether they contained or were likely to contain any Conflict Minerals. Based on these reviews, products containing Conflict Minerals necessary to its generally expected function, use, purpose or production were identified, together with the supplier or suppliers of the relevant products, components or parts. The working group determined that the Company’s casino currency products contained a necessary Conflict Mineral, tungsten.

In accordance with the requirements of the Rule, and the instructions to Form SD, the working group undertook a reasonable country of origin inquiry (RCOI”) of relevant suppliers of the components of its casino currency products in the Company’s supply chain for the reporting period ended December 31, 2014.

As a company that purchases raw materials for the production of gaming products, GPIC is several levels removed from the actual mining and smelting process of Conflict Minerals. GPIC does not make direct purchases of raw ore or unrefined Conflict Minerals and makes no direct purchases in the Covered Countries. Thus, in order to survey the Company’s supply chain, we rely upon our suppliers to provide information on the origin of the materials supplied to us, including the materials that are supplied through their sub-tier suppliers.

The Company utilized information and templates (the “CMRT”) obtained from the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Initiative relating to Conflict Minerals, including the Conflict Free Smelter Program (“CFSI”), to conduct its inquiry. The CMRT was distributed to all identified suppliers of the Company’s casino currency products, components or parts containing or likely to contain necessary tungsten to (i) confirm the presence of the minerals in such products, components or parts, (ii) determine the country of origin of the tungsten used therein, (iii) determine whether such tungsten was sourced from recycled or scrap materials, and (iv) confirm whether such products, components or part were otherwise outside of the supply chain as of January 31, 2013, as set forth in the instructions to Form SD. The CMRT requested information on Conflict Minerals supplied to the Company during calendar year 2014 and contained representations and certifications as to the source and origin of the necessary tungsten in the casino currency products. The Company followed-up with suppliers through personal and written communications, as necessary, resulting in a [100]% response rate. Suppliers were asked to certify that materials sold to GPIC either (i) do not originate from the Covered Countries, or (ii) are sourced from smelters or refiners validated as compliant to Conflict-Free Sourcing (CFS) protocol using the CFSI Compliant Smelter and Refiner Lists. Each of the Company’s suppliers provided a certification that the tungsten supplied by it did not originate in the Covered Countries, or otherwise came from scrap or recycled sources.

Based upon our review of such certifications received from and other communications with our suppliers, GPIC considers that it is reasonable to rely upon the representations and certifications obtained therefrom. Subject to and in reliance upon such certifications, GPIC has no reason to believe that any of the necessary tungsten in its casino currency products originated in the Covered Countries or did not otherwise come from recycled or scrap sources.

In accordance with our Conflict Minerals Policy and our related procedures, our working group is continuing to monitor our supply chain and has sought the cooperation and assistance of its suppliers in ensuring that the Conflict Minerals used in the Company’s products continue to be sourced reliably and responsibly.

GPIC’s success in making determinations about the potential presence of Conflict Minerals in its products depends upon various factors including, but not limited to, (i) the respective due diligence efforts of our direct suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to the Company, and (ii) the ability of our suppliers and other entities involved in our supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance. Our inability to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that our suppliers will continue to cooperate with its information inquiries and requests for certifications or provide reliable and timely documentation or other evidence we require to enable us Company to make a reasonable determination with respect to further RCOIs.

Item 1.02	Exhibits

None.

SECTION 2.	EXHIBITS

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Name/Title:	Alison Curtis, Group Controller	Date: May 28, 2015